BONTAN CORPORATION INC.

THREE MONTHS ENDED JUNE 30, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at August 24, 2006

Index

Overview	3
Summary of results	3
Number of common shares, options and warrants	4

Business environment Risk factors	5 5
Forward looking statements	5
Business plan	5

Results of operations	6

Liquidity and Capital Resources	11
Working capital	11
Operating cash flow	11
Investing cash flows	11
Financing cash flows	12
Key contractual obligations	12
Off balance sheet arrangements	12

Transactions with related parties	13

Financial and derivative instruments	13

Critical accounting estimates	14

Evaluation of disclosure controls and procedures	14

Current Outlook	15

Public securities filing	15

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Bontan Corporation Inc. for the three months ended June 30, 2006 should be read in conjunction with the unaudited Consolidated Financial Statements for the three months ended June 30, 2006 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended March 31, 2006. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management discussion and analysis is prepared by management as at August 25, 2006. The Company’s auditors have not reviewed it.

In this report, the words “us”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiaries.

Overview

Summary of Results

Our business activities are currently focused in energy sector. During the quarter ended June 30, 2006, the management continued to review projects involving participation in exploration of oil or gas or both. However, the management did not find the projects reviewed meeting the participation criteria and as a result, at the end of the quarter end, the Company had no exploration projects and had no proven reserves of oil or gas.

Meanwhile, the surplus cash on hand continued to be invested in short-term marketable securities.

The company successfully closed its private placement on April 16, 2006 and raised additional $1.1 million since April 1, 2006.

The following table summarizes financial information for the 1st quarter ended June 30, 2006 and the preceding seven quarters: (All amounts in ‘000 CDN$ except Net income (loss) per share, which are actual amounts).

Quarters ended	June30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004
Total Revenue	26	116	(174)	1,914	2	241	160	-
Income from operations	-	116	(174)	1,914	2	258	160	-
Net loss from continuing operations	(379)	(91)	(155)	(3,148)	(1,391)	(4,200)	(21)	(296)
Loss from discontinued operations	-	-	-	-	-	2	(182)
Net income(loss) per share - basic and diluted	(0.01)	(0.00)	(0.01)	(0.21)	(0.11)	(0.40)	(0.01)	(0.03)

Quarter ended September 30, 2005

Revenue mainly comprised gain on sale of indirect participation interest in oil exploration project in Papua New Guinea, 33% due to realised gain on disposal of short term investments of the surplus funds on hand and the balance consisted of interest earned primarily on the escrow account balance relating to gas project in Louisiana.

The expenses mainly related to the write off of working interest in gas exploration project in Louisiana, 30% ($2 million) of the expenses comprised value of shares and options issued to consultants and directors under the Company’s various Plans.

Quarters ended March 31, 2005 and December 31, 2004

Revenue was mainly relating to the gain from disposal of shares in Interoil Corporation received by the Company in exchange for the reduction in its indirect participation interest in the oil exploration project in Papua New Guinea from .88% to .75%.  Substantial part of the loss and contributed surplus for fiscal 2005 are attributable to the accounting for options granted to various consultants during 2005 under the Company’s two option plans for services. Losses from discontinued operations in fiscal 2005 relate to the expenses incurred on Brazilian diamond mining operations, which were discontinued in December 2004.

Number of common shares, options and warrants

These are as follows:

	As at June 30, 2006	As at August 24, 2006
Shares issued and outstanding	27,271,036	27,300,203
Warrants issued and outstanding ( a)	13,207,410	13,207,410
Options granted but not yet exercised (b)	4,795,000	4,795,000

(a)

Warrants are convertible into equal number of common shares of the Company within two years of their issuance, at an exercise prices ranging from US$ 1 per warrant to US$0.35 as follows:

June 30, 2006

August 24, 2006

Exercise price

----------------No of warrants--------

US$1.00

1,767,410

1,767,410

US$0.35

          11,440,000

          11,440,000

(b)

      Options are exercisable into equal number of common shares at an average exercise price of US$0.48 and have a weighted average remaining contractual life of approximately 4 years.

Business Environment

Risk factors

Please refer to the Management discussion and analysis for the fiscal 2006 for detailed information as the economic and industry factors that are substantially unchanged.

Forward looking statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal Securities Laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

•

Our lack of substantial operating history;

•

The success of the exploration prospects, in which we have interests;

•

Uninsured risks;

•

The impact of competition;

•

The enforceability of legal rights;

•

The volatility of oil and gas prices;

•

Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in herein. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

The exploration projects in which we hold interests currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is references to undiscovered resources under NI 51-101, whether stated or not.

Business plan

The Company’s business plan is focused on becoming an international diversified natural resource company that invests in major oil and gas exploration prospects.

Through its wholly owned subsidiaries, the Company will continue to seek highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

The company’s efforts at securing projects in energy sector, which meet our criteria, have not yet been rewarded but the management is convinced that the sector is still very attractive and will offer the kind of projects that will suit the company’s needs.

Results of operations

Three months ended June 30	2006	2005
	in 000' CDN $	in 000' CDN $
Income	26	2
Expenses	(405)	(1,393)
Net loss for year	(379)	(1,391)
Deficit at end of period	(32,289)	(28,516)

Overview

The following were the key events in the first quarter ended June 30, 2006:

1.

The company closed its private placement on April 16, 2006 and raised an additional $1.3 million between April 1, 2006 and the closing date.

2.

In connection with the above private placement, the company paid cash fee at 10% of the proceeds and on April 16, 2006 issued 1,040,000 warrants to Current Capital Corp., a related party, as a finder’s fee. The warrants are exercisable in acquiring equal number of shares at an exercise price of US$0.35 and will expire in twenty-four months. The warrants were valued at $609,730.

3.

The management reviewed but did not pursue further several proposals for participation in oil and gas exploration projects since they did not meet the criteria set up by the board of directors.

The following were the key events in the first quarter ended June 30, 2005:

(a)

On May 25, 2005, the Company’s registration statement in Form F-3 under the Securities Act of 1933 became effective. The registration statement covered 3,654,699 restricted shares and 5,841,726 common shares issuable upon exercise of outstanding warrants, which were issued under the private placement initiated on April 28, 2003. The registration will enable the Company to have the restrictive legends removed from these shares and issue them as free-trading shares.

(b)

At the time of the registration of the shares issuable upon exercise of warrants, as explained in (a) above, the Company made to its warrant holders an offer to reduce warrant exercise price to US$ 0.60 from US$1 for a limited period of four days. Five warrant holders took advantage of the offer and exercised 739,524 warrants for a total sum of US$ 443,714.

(c)

The Company received a cash call to prepay US$400,000 on the gas project on May 15, 2005. The sum of $490,142 (US$399,985) was remitted in full settlement of the cash call and has been treated as prepaid expense in the financials for the first quarter ended June 30, 2005. The Company also received another cash call to prepay the full exploration cost of approximately US$2.7 million. The Company’s lawyer advised the Project Operators that this call was not in accordance with the provisions of the Exploration agreement. Accordingly, the Company did not acknowledge and record this call as a liability in its financials for the quarter ended June 30, 2005. The call was finally accepted and paid for on July 8, 2005.

(d)

On April 12, 2005, one of the independent directors, Mr. Kevin Markland resigned and was replaced by Mr. Damian Lee as an independent director.

Income

Income during the quarters ended June 30, 2006 and 2005 consisted only of interest earned on the funds held at the brokerage firms.

Interest earned during the quarter ended June 30, 2006 was $26,353 compared to $2,189 during the same period in the previous year. During the current quarter, the company had an average surplus cash of approximately US$3 million held at the brokerage firm. These funds resulted from private placement proceeds and sell of short term marketable securities at the end of the last fiscal year.

Expenses

The overall analysis of the expenses is as follows:

Three months ended June 30	2006	2005

Operating expenses	$ 78,935	$ 87,087
Stock based compensation	125,883	1,260,629
Exchange loss	171,290	15,271
Loss on short term investments	$ 28,896	$ 30,306
	405,004	1,393,293

Operating Expenses

Travel, promotion and consulting

Three months ended June 30	2006	2005

Travel, meals and entertainment	$24,614	$18,493
Consulting	$ 5,372	$14,187
	$29,986	$32,680

% of operating expenses	38%	38%

Travel, meals and entertainment

These expenses were substantially incurred by the key consultant, Mr. Terence Robinson in visiting USA and Europe in connection with meeting prospective investors and exploring project developers for potential investment leads. Mr. Robinson’s extensive network in the business and finance sectors in North America and Europe has been the main reason for the company’s success in raising funds, in attracting qualified consultants with minimum cash outlay and in securing suitable projects.

Expenses incurred during the quarter ended June 30, 2005 were also substantially attributed to Mr. Robinson’s efforts in meeting and exploring new opportunities and dealing with investors.

Consulting costs

Consulting fee in both the quarters ended June 30, 2006 and 2005 mainly consisted of fees paid to administrative assistant. Both Mr. Shah who was the CEO and CFO and Mr. Robinson, the key consultant accepted shares in lieu of their fees to minimize the cash outlay of the Company.

The Company prefers to settle the fees of their consultants in shares and options in order to retain its funds for business investments purposes.

Other operating costs

Three months ended June 30,	2006	2005
Shareholder information	$ 36,310	$ 38,890
Other	12,639	15,517
	$ 48,949	$ 54,407
% of operating costs	62%	62%

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost for the three months ended June 30, 2006 and 2005 consisted of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a related party.

Other operating costs

These costs include rent, professional fee, telephone, Internet, transfer agents fees and other general and administration costs.

Other operating costs declined marginally from $15,517 for the quarter ended June 30, 2005 to $12,639 for the quarter ended June 30, 2006. Office and administrative costs, in particular, printing and stationery costs declined from $6,263 to $2,056 for the same periods, which attributed to the overall decline. All other costs remained consistent.

Stock based compensation

Three months ended June 30	2006	2005

Stock compensation	$ 125,883	$ 215,076
Options granted	-	1,045,553
	$ 125,883	$ 1,260,629

Deferred stock compensation	$ 203,157	$ 472,300

Stock based compensation is made up of the Company’s common shares and options to acquire the Company’s common shares being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

During the quarter ended June 30, 2006, no new Plans were created. However, as at June 30, 2006, the company still had 2005 Stock Option Plan covering one million stock options. No options have been allotted under this Plan.

Value of stock compensation expensed related to the part of the deferred stock compensation, which related to the services rendered during the quarter.

During fiscal 2005, approximately 347,000 shares valuing at approximately $590,000 related to the services to be provided in the fiscal 2006 were carried as deferred compensation. Part of this value, which related to the services provided during the quarter ended June 30, 2005 was expensed in that quarter as stock compensation. No new stocks were issued as compensation during the quarter ended June 30, 2005.

During the fiscal 2005, the Company also allotted all the 5.5 registered Options to eleven individuals, which were valued at approx. $5.3 million using the Black-Scholes option-pricing model. 1.1 million options valued at approximately $1.1 were deferred. Of these options valued at $1 million were expensed since they related to the services provided during the quarter ended June 30, 2005.

Exchange Loss

The Company’s reporting unit of currency is Canadian dollar. At the end of the quarter, all transactions in US dollar and other currencies are translated using either average rate for the year or the rates on the dates of transactions depending upon the nature of the transactions. All assets and liabilities in non- Canadian currencies are translated at either the closing rate or rates on the dates of the underlying transactions again depending upon the nature of these balances.

During the quarter ended June 30, 2006, the Company held approximately 3 million dollars in US currency in cash, which were converted at the rate prevailing at June 30, 2006.

Canadian dollar continued to strengthen over the US dollar during the three months ended June 30, 2006. The exchange rates between the two currencies changed from 1US to CDN 1.1680 at March 31, 2006 to 1.1.1150 at June 30, 2006. This trend resulted in net exchange loss of $171,290 on translation at the quarter-end.

Loss for the quarter ended June 30, 2005 was relatively small - $15,271 since most of the assets were non current and were translated at historical rate which was higher than the year end rate.

Loss on short term investments

During the fiscal 2006, the management decided to invest the surplus funds on hand in short term marketable securities of companies primarily in the resource sector, while it continues to evaluate projects for participation. The management believed that this would bring better returns than simply leaving the funds in bank deposits. The funds were invested through well known Canadian brokerage firms in securities trading on Canadian and US stock exchanges or Over the Counter Bulletin Boards. The investments were, in most cases, held for a period not exceeding six months.

These securities are valued at the end of each reporting period at the lower of the carrying cost and market value based on the market quotation of the relevant security on the reporting date as per the Company’s accounting practice for such assets.

During the three months ended June 30, 2006, some of the non-performing securities were disposed off at a net loss of $28,896. The remaining securities on hand had a market value of approximately $2.9 million compared to the carrying value of $2.8 million.

As at June 30, 2005, the carrying value of the short term investment of $114,410 was higher than the market value of the securities on hand of $84,108. The loss of $30,306 was therefore written off as unrealized loss.

Liquidity and Capital Resources

Working Capital

As at June 30, 2006, the Company had a net working capital of approximately $6.1 million compared to a working capital of $5.3 million as at March 31, 2006.

95% of the working capital – approximately $5.8 million – at June 30, 2006 was in the form of cash and short term investments compared to 96% at March 31, 2006.

Significant improvement in the liquid working capital was due to raising of equity through exercise of warrants and options and private placement and short term investments in marketable securities realising significant gains in fiscal 2006.

Cash on hand as at June 30, 2006 was $3 million compared to $3.3 million as at March 31, 2006.

Operating cash flow

During the quarter ended June 30, 2006, operating activities required net cash outflow of $343,126 compared to the cash outflows of $634,558 during the quarter ended June 30, 2005.  The main operating outflow during the three months ended June 30, 2005 related to the prepayment of $490,142 made in connection with the gas project.

Operating cash requirements were met primarily through cash flow from private placement and cash on hand.

Investment cash flows

A net sum of approximately $1.1 million was invested in short-term marketable securities through various brokerage firms during the three months ended June 30, 2006.

The cash flow required was primarily met from the cash flow from the private placement.

During the three months ended June 30, 2005, approximately $200,000 was primarily invested in gas exploration project.

Financing cash flows

During the three months ended June 30, 2006, the Company raised approximately $1.7 million from a new private placement, which commenced on February 24, 2006 and completed on April 16, 2006.

During the three months ended June 30, 2005, five warrant holders exercised their warrants to acquire 739,524 common shares of the Company at a total exercise price of $552,820.

Key Contractual obligations

These are detailed in Note 8 – commitments and contingent liabilities to the consolidated unaudited financial statements for the three months ended June 30, 2006.

Off balance sheet arrangements

At June 30, 2006 and 2005, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 9 of the consolidated unaudited financial statements for the three months ended June 30 2006

Given below is background information on some of the key related parties and transactions with them:

1.

Current Capital Corp. (CCC).  CCC is a related party in following ways –

a.

Director/President of CCC, Mr. John Robinson is a consultant with Bontan

b.

CCC provides media and investor relation services to Bontan under a consulting contract.

c.

Chief Executive and Financial Officer of Bontan is providing services to CCC as CFO.

d.

CCC and John Robinson hold significant shares in Bontan.

Bontan shares premises with CCC for which CCC charges on a quarterly basis for the rent, phone and utilities based on the actual costs and area occupied. Charges from CCC reflect actual costs and do not include any mark ups.

Another charge from CCC relates to the investor relations and media relation services provided under a contract. The charge is a fixed sum of US$10,000 per month plus taxes.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements.  In addition, it also received 1,040,000 warrants at 10% of the Units issued as explained earlier in this report.

2.

Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.

Mr. Terence Robinson used to be providing services as chief executive officer until May 2004 and was also a director until that date. Currently, Mr. Robinson is providing services as a key consultant under a five-year contract. His services include sourcing of new business opportunities on behalf of the company using his extensive network of business contacts. His remuneration is paid mostly in shares on an annual basis.

Financial and derivative Instruments

Except for the balances with a brokerage firm, none of our financial assets were interest bearing as at June 30, 2006. The balances with the brokerage firm earned average interest rate of 3% per annum (2005: Average of 2% per annum)

Credit risk is minimised as all cash amounts are held with large bank and brokerage firm which have acceptable credit ratings determined by a recognised rating agency.

Short-term investments represent funds and shares held for disposal within the next twelve months. As at June 30, 2006, the fair market value of all investments on hand, which basically represented the quoted market price as at June 30, 2006 was $2.9 million compared to the carrying value of $2.8 million. The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties’ approximate fair values due to the short term maturities of these instruments.

The Company never entered into and did not have at the end of the quarters ended June 30, 2006 and 2005, any foreign currency hedge contracts.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended March 31, 2006. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended June 30, 2006.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer, who also acts as Chief Financial Officer, together with the members of our audit committee, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since March 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Current Outlook

While the management is anxious to secure oil and gas exploration projects as soon as possible so that the company can have its source of revenue and the shareholders, who have so patiently waited and even participated in funding from time to time, can see growth in the value of their investments. The management is equally cognizance of the failure of the first test well in the Louisiana gas project to produce commercial gas, which resulted in a write of over US$3 million.

Financial loss suffered as a result of a dry well was mostly off set by the significant profit made on the disposal of our interest in the oil exploration project and on disposal of short term marketable securities.

The management has however learnt some valuable lessons from this experience and has accordingly reviewed its project selection criteria to ensure that the future projects that we participate in have better chances of success.

The Company currently has over $ 5 million in cash and short-term securities and has no significant debt.  We remain extremely bullish on the natural resource sector and at this time are evaluating new oil and gas drilling prospects as well as joint venture opportunities. We are very confident that we will identify an appropriate opportunity relatively quickly

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www. Sedar.com and with the United States Securities and Exchange Commission and can be viewed at www. Edgar.com